

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 26, 2016

Via E-mail
Ms. Donna Brandin
Chief Financial Officer
Lightstone Real Estate Income Trust Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, NJ, 08701

> **Re:** **Lightstone Real Estate Income Trust Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 15, 2016**
> **File No. 333-200464**
>
> **Lightstone Real Estate Income Trust Inc.**
> **Form 10-Q for the quarterly period ended June 30, 2016**
> **Filed August 15, 2016**
> **File No. 333-200464**

Dear Ms. Brandin:

We have reviewed your September 8, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 2, 2016 letter.

Form 10-Q for the quarterly period ended June 30, 2016

3. Stockholders' Equity

Residual Equity Interest, page 8

1.   We note your response to our prior comment 1. We are unable to agree with your conclusion that the amounts advanced under the subordinated residual interest agreement were appropriately classified as equity. We believe that since the agreement is not legal form equity, is titled as a loan agreement and contains some debt-like features, liability classification of the instrument is required. We also note that the references made by the Company to the concepts statements, the guidance for distinguishing debt host contracts from equity host contracts in ASC 815, and the guidance for distinguishing liabilities from equity in ASC 480 are not applicable to the Company's arrangement. Further, we note that the instrument has no features that would indicate that is indexed to the Company's equity. Lastly, we do not believe that the fact that the instrument was designated to be subordinate to common stock provides basis for equity classification. As a result, please address the following:

    a. Please tell us how you have evaluated the identification and correction of the apparent error in previously issued financial statements noted above in accordance with ASC 250-10-50-7.

    b. Please tell us how you have re-evaluated your previous conclusions related to your disclosure controls and procedures in light of the apparent identified error noted above. In addition, please confirm that you will also evaluate the impact this matter will have on your conclusions related to the effectiveness of internal control over financial reporting when applicable.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities